VIA EDGAR AND FACSIMILE TO (202) 772-9198
March 18, 2011
Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	SurModics, Inc. Form 10-K for Fiscal Year Ended September 30, 2010 Form 10-Q for the Quarter Ended December 31, 2010 File No. 000-23837
Dear Mr. Rosenberg:
          On behalf of SurModics, Inc. (the “Company”), we are responding to your letter dated March 7, 2011 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended September 30, 2010 filed by the Company on December 14, 2010, and our Form 10-Q for the quarter ended December 31, 2010 filed by the Company on February 4, 2011. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the letter is restated in italics prior to the response to such comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue recognition, page 32
1.	You disclose the early adoption of ASC 605-25 at October 1 2009 and on page F-15 what your revenue would have been for transactions entered into or materially modified after September 30, 2009 under the previous accounting guidance. Considering your early adoption, please provide us proposed disclosure for future filings that complies with ASC 605-25-65-1(b) — (d).

Response: The Company early adopted ASC 605-25 on October 1, 2009. In connection with our early adoption, the Company evaluated the disclosure requirements of the new accounting guidance, including those of ASC 605-25-65-1(b) — (d). In addition, we held several discussions with the Commission Office of the Chief Accountant culminating in a confirmation letter we sent to the Commission on April 16, 2010. The discussions were held to ensure that the SEC did not object to our accounting for our one multiple-element arrangement.

Based on these discussions, we believe our disclosures meet the requirements of the guidance in ASC 605-25-65-1 (b) — (d). In our assessment of the disclosure requirements of paragraph (b), we determined such

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requirements were not applicable as we adopted the accounting guidance on October 1, 2009, which for SurModics was the first day of fiscal 2010. In our assessment of the disclosure requirements of paragraph (c), we believe our disclosure in our Form 10-K on pages F-14 and F-15 with respect to the one multiple-element arrangement we have, describes the change in the units of accounting, how we allocate the arrangement consideration to the various units of accounting, the change in the pattern and timing of revenue recognition, and states our conclusion regarding the impact of the adoption to the financial statements in the periods after initial adoption. In our assessment of the disclosure requirements of paragraph (d), we believe our disclosure in our Form 10-K on page F-15, provides quantitative information regarding the amounts of revenue recognized in the current period under the new accounting guidance and the amounts of revenue that would have been recognized under the previous accounting guidance.

For future filings, which will all be years beyond the initial year of adoption, the Company will continue to disclose its revenue recognition policy for multiple-element arrangements and will assess any new material multiple-element arrangements to determine the disclosures necessary to provide the appropriate additional information to the financial statement users.
Customer research and development expenses, page 38
2.	You attribute the decrease in customer R&D margins from a positive 51% in Fiscal 2009 to a negative 18% in Fiscal 2010 to higher fixed overhead costs in the Alabama R&D facility and increased materials costs. Please provide us proposed disclosure to include in future filings to include the following information:
•	The factors causing the decrease in research and development fee revenue from $26.7 million to $15.4 million and how this decrease in revenue relates to decrease in R&D margins. Your response and revised disclosure should address the relationship between your R&D fee revenue billed to customers and the associated R&D expense incurred, as well as how the Company addresses negative margin contracts; and

•	Quantify the amount of the increase in customer R&D expenses that relates to increases in materials costs and the amount that relates to higher fixed overhead at the Alabama R&D facility. Specifically address why the Alabama facility is experiencing higher overhead during 2010, whether or not this is a trend you expect to continue and if the Minnesota plant is experiencing the same overhead increases.
Response: As we discussed on pages 37 and 38 of our Form 10-K, the primary driver of the decrease in R&D revenue was the termination of the Merck contract in fiscal 2009, which resulted in $7.4 million of revenue in fiscal 2009 that was not repeated in fiscal 2010. The remaining decrease was less than $4 million, which was primarily attributable to the overall decline in demand for R&D services within the industry in the post-recession environment.

In future filings, we will add enhanced disclosure to provide further clarity about our fixed costs and their impact on our customer R&D margins. For example, we will disclose that our fixed overhead for our R&D expenses is driven primarily by depreciation expense and other operating expenses of our Alabama facilities and equipment, which is expected to total approximately $11 million in fiscal 2011. While portions of our labor are variable, our business model requires us to maintain qualified personnel even when the demand for

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March 18, 2011

our services experiences temporary weakness. Our fiscal 2010 labor cost associated with customer R&D revenue was approximately $3.8 million, an increase of 25% compared with fiscal 2009.

The Company does not have any contracts with negative margins; each contract either charges for time at a rate per hour plus materials or follows a cost plus margin model. The overall negative R&D margin in fiscal 2010 was driven primarily by the decrease in revenue, combined with the increased costs of our Alabama facility, which totaled approximately $4.3 million in 2010 that was allocated to customer R&D activities, compared to zero cost in fiscal 2009, prior to the opening of our new cGMP facility. Materials costs for customer R&D programs were approximately $4.1 million in fiscal 2010, compared with $3.4 million in fiscal 2009.

The R&D activities in Minnesota have not experienced the same challenges as those in Alabama given the relative capital investment in the facility and differing customer requirements.

In future filings, the Company will provide disclosures that incorporate the information recommended above to give financial statement readers additional insight into operating results and the key contributors. We will comment on the overhead costs for the Alabama R&D facility and any known trends.

3.	At September 30, 2010, you had 110 customer product classes pending regulatory approval. Please provide us proposed disclosure for future filings to disclose the expected timing for regulatory approval and commercialization for these product classes. Also, quantify the number of licenses under customer-sponsored R&D arrangements and disclose when you expect to complete development and submit the related product class for regulatory approval.

Response: All of our 110 product classes that were under development or pending regulatory approval as of September 30, 2010, are subject to the terms of license agreements between us and our customers. Generally, medical device, biotechnology and pharmaceutical products incorporating our technologies are required to undergo long, expensive and uncertain regulatory review processes that are governed by the United States Food and Drug Administration (“FDA”) and other international regulatory authorities. The time required to obtain regulatory approval and, hence market introduction, for these products varies considerably depending on the product, its clinical application, the jurisdiction where approval is being sought, and the extent of clinical testing needed. This timing can range anywhere from several months (e.g., for medical device products seeking regulatory approval in the United States under the 510(K) approval process) to several years (e.g., for pharmaceutical products seeking regulatory approval in the United States under the new drug application process, or medical device products under the pre-market approval process).

Under our agreements with our customers, the responsibility for securing regulatory approval for, and ultimately commercializing these products rests with our customers. Our reliance on our customers in this regard and the potential risks to our operations as a result are discussed on page 22 of the Company’s Form 10-K. Moreover, we are often contractually obligated to keep the details concerning our customers’ research and development efforts (including the timing of expected regulatory filings, approvals and market introductions) confidential. As a result of the significant uncertainty inherent in product development and regulatory approval processes, the fact that those efforts are outside of our control, and because of our contractual obligations to our customers, we cannot disclose the expected timing for regulatory approval and commercialization for the product classes pending regulatory approval unless such information would be

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considered material to us. In the past, when such information was considered material to us, SurModics has disclosed it on a Current Report on Form 8-K, including, for example, the Current Report on Form 8-K that was filed by the Company on June 30, 2008, in connection with the initiation of a Phase IIb clinical trial with our research program then existing with Merck & Co., Inc. (“Merck”).

The Company will undertake in future filings, commencing with the Company’s Form 10-K for fiscal 2011, to include the general description of the regulatory review process provided above.

4.	Please provide us proposed disclosure for future filings to describe the major R&D projects included in the captions, “Customer research and development” and “Other research and development”. Quantify amounts spent on these major projects for each period presented.

Response: Our research and development expenses include those incurred in connection with customer-sponsored R&D programs (“Customer R&D”) and internal R&D programs (“Other R&D”). With respect to Customer R&D, these programs involve research and development activities relating to the incorporation of our technologies into our customers’ medical device, pharmaceutical or biotechnology products. Technological innovation involving these products is critical, as the first company to offer a new and effective product (or feature) can have a significant competitive advantage. Disclosure of the expenditures incurred in connection with a specific customer program would reveal important, sensitive information regarding our customers’ research and development priorities and the possible timing of certain important events, including the timing of regulatory filings and market introduction. Accordingly, the Company has determined that disclosure of such information would likely result in competitive harm to the Company and its customers. Moreover, as noted above, we are often contractually obligated to keep the details concerning our customers’ research and development efforts (including those related to a program’s status) confidential.

With respect to Other R&D, we invest in a number of programs, each reflecting our current priorities and business strategies, to develop new technologies which can then be licensed to customers. As disclosed on page 12 of the Company’s Form 10-K, as of September 30, 2010, the Other R&D programs on which we incurred expenses included those involving additional polymer systems for site specific and systemic drug delivery (including microparticles, nanoparticles and biodegradable technologies), as well as technologies to improve healing around implantable devices, technologies to deliver nucleic acids, proteins and cell therapies, slide-based microarray technologies and drug delivery platforms for ophthalmic applications. In fiscal 2010, the expenses that we incurred in connection with Other R&D were $18.2 million. Further, during fiscal 2010, no single Other R&D program incurred expenses that were considered material to the Company’s operations. While we believe that these R&D research programs advance our technologies and expand the uses of our technology platforms, we do not believe that disclosure of the expenses associated with any individual program would improve an investor’s understanding of our business.

In future filings, the Company will include disclosure of the expenses associated with individual Customer R&D or Other R&D programs when the expenses for such program are considered material to us.

An example disclosure may be as follows:

Other research and development expenses. Other research and development (“Other R&D”) expenses were $x.x million for the second quarter of fiscal 2011, a decrease of xx% compared with the second quarter of fiscal 2010. The decrease is primarily a result of lower costs associated with one internal program

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focused on novel drug delivery technology. Management assessed the program and reduced funding based on current priorities. The spending associated with this program could increase again in future periods.
Results of operations, page 40
5.	At September 30, 2010, you had 102 licensed product classes that were already being marketed and generating royalties. You attribute the 2009 decrease in cardiovascular revenue of $7.8 million entirely to a decrease in CYPHER stent sales under the Cordis license, and you anticipate this decreasing sales trend to continue as competition for the stent continues. Please provide us proposed disclosure for future filings that discusses the expected duration and pattern of royalty payment to be received for your licensed product classes and the impact any anticipated changes in sales levels would have on your royalty income.
Response: The Company has consistently disclosed its dependence on the royalty stream from the Cordis Corporation (“Johnson & Johnson” or “J&J”) CYPHER® stent. As a percentage of the Company’s total revenue, royalty revenue from J&J has decreased over the years from a high of 52% in fiscal 2004 to 17% in fiscal 2010. This decrease is attributable to two factors: (1) a decrease in royalties from CYPHER® (in dollar terms, not just percentage of total revenue), and (2) an increase in royalty revenue from other products in our overall portfolio of licensed product classes, which stood at 102 as of September 30, 2010. The growth of this portfolio of royalties, over time, is attributable to two primary factors: (1) underlying growth in sales of the Company’s customers’ products, which in turn drives higher royalties, and (2) the layering effect over time of more customer products receiving regulatory approval and being launched in the marketplace, and the corresponding addition of more royalty streams to the overall portfolio. Because the portfolio of royalty-generating customer products (i.e., licensed product classes) exceeds 100, the impact on total royalty revenue of changes in sales levels of underlying customer products (with the exception of CYPHER®) is typically not material. In fact, if the customer, whose product generates our second largest royalty revenue stream, were to experience a 20% decrease in sales of such product, the impact to SurModics would be less than a 1% decrease in total revenue.
In addition, as noted above in response to Comment 3, medical device, biotechnology and pharmaceutical products incorporating our technologies are required to undergo potentially long, expensive and uncertain regulatory review processes that are governed by the FDA and other international regulatory authorities. For this reason, our customers typically do not make changes to the products that would result in a cancellation of our license agreement and a loss of royalty revenue for us. Moreover, our customers’ obligations to pay us royalties for a given licensed product typically extend over many years and are tied to either the life of our patented technology covering the product, or a minimum number of years from the date of first commercial sale of the applicable product, which in either case is typically at least 15 years or longer.
In future filings, we will consider adding disclosure such as that described above, as necessary, to give readers additional insight on this revenue stream.
Liquidity and Capital Resources, page 41

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6.	We note a significant amount of sales are received by Johnson & Johnson and Medtronic. Please provide us proposed disclosure for future filings in your liquidity section to describe and quantify the contractual terms of the agreements governing your business activities with these major customers. Your revised disclosure should discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on your business.
Response: The Company discloses any customers who constitute 10% or more of total revenue in a fiscal year. For fiscal 2010, Johnson & Johnson constituted 17% and Medtronic constituted 14% of total revenue. On page 10 of its Form 10-K, the Company detailed the principal non-confidential contractual terms of its agreements with customers. Specifically, the Company stated that “a license generally may be terminated by the licensee for any reason upon 90 days’ advance written notice.” In light of this contractual feature, the Company stated on page 14 of its Form 10-K that “the loss of one or more of our largest customers could have a material adverse effect on our business, financial condition, results of operations, and cash flow...” Our reliance on our customers and the potential risks to our operations if we were to lose all or a portion of the sales volume from one of our significant customers is discussed on page 19 of the Company’s Form 10-K. However, as discussed in the response to Comment 5, the Company believes, in general, it is unlikely that its customers with licensed products currently on the market would terminate the related license agreements. Further, our licensing arrangement with Medtronic covers many licensed products that each separately generate royalty revenue. This situation reduces the potential risk to our operations that may result from reduced sales from a single product for that customer. Accordingly, the Company has not included any “material adverse effect” language in the Liquidity and Capital Resources section of its Forms 10-K and 10-Q.
In future filings, the Company will provide disclosure along the lines of the following in our Liquidity and Capital Resources discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations, depending on the facts that exist at that time:
Customer Concentrations. Our licensed technologies provide royalty revenue to SurModics, which represents the largest revenue stream to the Company. We have licenses with a diverse base of customers and certain customers have multiple products using our technology. While there has been a decline in royalty revenue from our largest customer, Cordis Corporation, we anticipate this royalty stream will reach the minimum level per the agreement within the next two years and, compared with current levels, will not have a significant impact to the results of operations and cash flow. In addition, no other individual customer product using licensed technology constitutes more than 5% of SurModics’ total revenue.
Off-Balance Sheet Arrangements and Contractual Obligations, page 44
7.	The contractual obligation table does not include contractual obligations due to InnoRx, BioFX and Brookwood Pharmaceuticals. Your disclosure on page F-28 indicates that these payments are based on milestones and achievements through calendar 2011. Please explain why these obligations were not disclosed in your obligation table. To the extent you believe that these items were appropriately excluded from the table, please provide us proposed disclosure for future filings of the footnotes to the table to describe the nature of items excluded and why they were excluded.

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Response: The Company reviewed Regulation S-K 303(a)(5) during the preparation of the Contractual Obligations table and concluded that contingent payments under stock purchase agreements noted on page F-28 had either been discussed previously on page 44 in the anticipated liquidity needs discussion for fiscal 2011, or could not be estimated, both as to amount and timing, and thus excluded from the table. The Company will include in future filings language below the Contractual Obligations table similar to the following:
"We may be required to pay additional cash or stock consideration of up to $x million related to business acquisitions, contingent on future financial performance or achievement of certain business objectives of the acquired businesses. Though the timing and amounts are uncertain, we anticipate payments could range from $x million to $y million and would be paid through fiscal 201Z.”
2. Summary of Significant Accounting Policies and Select Balance Sheet Information Revenue Recognition, page F-15
8.	You disclose that under accounting guidance prior to October 1, 2009, you deferred research and development revenue and recognized it “over the economic life of the technology”. Please explain your basis for this accounting treatment. Given the nature of customer-sponsored R&D activities, which appear to be driven primarily by hourly-based fees, and your accounting policy which states that R&D revenue is recorded as performance progresses under the applicable contract, it is unclear how your accounting for R&D revenue prior to Fiscal 2010 is appropriate.
Response: As mentioned in our response to Comment 1, the Company had one multiple-element arrangement prior to October 1, 2009. The arrangement was entered into in 2007 with Merck and involved a license and research collaboration agreement and a separate supply agreement. SurModics complied with ASC 605-25-25, which under the previous accounting standards was known as Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”).
Under EITF 00-21, separate units of accounting may be established if all of the following criteria are met: (i) the delivered item has stand-alone value, (ii) the undelivered items have a fair value, and (iii) there are no general rights of return related to the delivered item. Due to limited objective and reliable evidence of fair value pertaining to multiple deliverables associated with the Merck arrangement, the Company concluded that the multiple deliverables should be accounted for as a single unit of accounting at inception of the Merck arrangement.
We then evaluated revenue recognition for the single unit of accounting. We concluded that the total hours of development time, both requested by Merck and required to develop each candidate product, were not reliably estimable. Such an estimate would depend on how many scientific, technical and clinical issues and challenges would be faced; the level of effort to overcome such challenges; and how many phases of clinical trials would be involved in commercializing a product. Because arriving at inputs and/or outputs during the performance period is difficult based on the facts and circumstances of the arrangement, we concluded that utilization of an inputs or outputs model was not appropriate for the arrangement as a whole and thus found a time-based model, the Contingency-Adjusted Performance Model, to be acceptable. Under this method, revenue related to each applicable payment is recognized over the contract’s entire estimated performance

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period, starting with the contract’s commencement, but not before removal of any contingencies for each payment.
This method draws no distinction between an up-front payment, milestone payments, and R&D fee payments, and thus recognizes each type of payment in the same manner over the estimated performance period of 16 years (i.e., all payments relate to the services that are being performed over the entire period of the contract), once contingencies are removed.
Accordingly, research and development fees were not separable and thus recognized ratably over the estimated performance period of 16 years.
For those customer-sponsored R&D arrangements that are not multiple-element arrangements, revenue is recognized as performance progresses (i.e., is earned) under the applicable contract. The Company’s accounting is in accordance with ASC 605-20 and Staff Accounting Bulletin No. 104. SurModics recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exits; (2) shipment has occurred or delivery has occurred if the terms specify destination; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured. If there are additional performance requirements, the Company recognizes revenue when all such requirements have been satisfied.
11. Operating Segments and 14. Operating Segments, page 15 on Form 10-Q for the Quarter Ended December 31, 2010
9.	You disclose that you have aggregated your business units into a one reportable segment because you manage your expenses on a company-wide basis as well as your sales and marketing efforts. Based on your product cost discussion in MD&A on page 38, it appears that you have discrete financial information of gross profit margins for your products. In this regard, you state that your reagent and diagnostic products carry lower margins than your pharmaceutical polymer products. Please tell us the factors used to identify your operating and reporting segments and explain why you believe that aggregating into one reportable segment is appropriate and your presentation complies with ASC 280-10-50. Please address how you were able to obtain discrete financial information to determine your three operating segments in the first quarter 2011 (post October 2010 re-organization) when this information was not available for 2010. Also, explain how your aggregation of these business units into a single operating segment for 2010 is consistent with $13.8 million impairment of goodwill and planned sale of the SurModics Pharma reporting unit.
10.	You disclose that you manage your revenue according to three business units: Medical Devices, Pharmaceuticals and In Vitro Diagnostics. Please clarify why you have not disclosed a measure of profit and loss for these three units. Please provide us proposed disclosure for future filings to include all of the required segment disclosures in ASC 280-10-50.
Response: The Company believes it is appropriate to respond to both Comments 9 and 10 together, as both comments are related to our segment disclosures and the guidance in ASC 280-10-50.
Overview
The Company reorganized during fiscal 2010 in response to the economic conditions that have impacted our business. The fiscal 2010 (March 2010) reorganization resulted in a functional organization structure. Under

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this organization structure, the direct reports of the Chief Executive Officer (“CEO”) were functional leaders for product development personnel and sales and marketing personnel, etc. There was a single sales and marketing department for the Company’s technologies and products sold across all markets and customers. Product development groups were combined to better leverage existing technologies for development of new solutions and products internally and to better collaborate with customers. As of September 30, 2010, the Company determined it had one operating segment and thus one reportable segment based on the criteria of ASC 280-10-50.

During the first quarter of fiscal 2011, the Company implemented another reorganization in response to the economic conditions that have impacted our business. The fiscal 2011 (October 2010) reorganization resulted in the elimination of the functional structure and organizing the Company into three business units: Medical Device, Pharmaceuticals and In Vitro Diagnostics. As of December 31, 2010, the Company determined it had one operating segment and thus one reportable segment based on the criteria of ASC 280-10-50.

The recent reorganization, coupled with the hiring of a new CEO, Gary R. Maharaj, resulted in further consideration of measuring profitability at a level below the total consolidated Company. The Company is completing its analysis of the discrete financial information that will be used by our Chief Operating Decision Maker (“CODM”), and anticipates it will include a measure of profit and loss for the three business units.

Proposed March 31, 2011 disclosures

The Company anticipates reporting segment results for the quarter ending March 31, 2011, as follows:

	Three Months Ended				Six Months Ended
	March 31,				March 31,
(In Thousands)	2011		2010		2011		2010
Revenue
Medical Device	$	XX	$	XX	$	XX	$	XX
Pharmaceuticals		XX		XX		XX		XX
In Vitro Diagnostics		XX		XX		XX		XX

Total	$	XX	$	XX	$	XX	$	XX

	Three Months Ended				Six Months Ended
	March 31,				March 31,
(In Thousands)	2011		2010		2011		2010
Operating Income (Loss)
Medical Device	$	XX	$	XX	$	XX	$	XX
Pharmaceuticals		XX		XX		XX		XX
In Vitro Diagnostics		XX		XX		XX		XX

Corporate and Unallocated		XX		XX		XX		XX

Total	$	XX	$	XX	$	XX	$	XX

      The Company will report prior period segment results consistent with the above as we file future periodic reports.

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Assessment as of September 30, 2010

ASC 280-10-50-1 states:

An operating segment is a component of a public entity that has all of the following characteristics:
•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.
We determined our CODM is the CEO. At September 30 Philip D. Ankeny, interim CEO, regularly reviewed the operating results of the Company on a quarterly basis, at a minimum, to make decisions about resource allocation and assess performance. The information reviewed by the CODM consisted of financial reports that include a consolidated quarterly income statement, cash flow statement, balance sheet as of the applicable quarter-end date, and quarterly revenue amounts based on the individual markets. The reports given to the CEO did not include any measure of profitability by market area.

In our assessment of the first criterion related to our market areas noted within our Form 10-K on page F-29, we determined each market area does constitute a business that engages in activities for which it earns revenues and incurs expenses. In our assessment of the second criterion related to our market areas noted within our Form 10-K on page F-29, we determined that we had just one operating segment. Since the CODM only reviews consolidated operating results to make decisions about resources to be allocated. In our assessment of the third criterion, we determined that the CODM is not provided discrete financial information with a measure of profitability as the CEO only reviews detailed revenue measurements.

As the Company’s market areas did not meet all the criteria under ASC 280-10-50-1, the Company concluded that it had one operating segment and one reportable segment as of September 30, 2010. The Company acknowledges the language on page F-29 of our Form 10-K should have more clearly stated that there was one segment as opposed to the current wording, which suggests there was an aggregation. As noted in the Commission’s comment, the Company provided information regarding its market areas and profit margins in MD&A in order to enhance the explanation of its results. However, the CODM does not review profit margin or any other measure of profitability by market area.

Assessment as of December 31, 2010

In our assessment of the first criterion, we determined that each of our business units noted within Note 14 of our first quarter fiscal 2011 10-Q filing does constitute a business that engages in activities for which it may earn revenues and incur expenses.

In our assessment of the second criterion, we determined that our new CEO, Gary R. Maharaj, the CODM, reviewed the consolidated quarterly operating results of the Company as of December 31, 2010, to make decisions about resource allocation and assess performance. Our CEO reviewed a reporting package that

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was the same as discussed above at September 30, 2010, with the exception that revenue amounts related to business units were disclosed rather than the clinical market areas, that were previously included. There was not a measure of profitability for the business units. Accordingly, the second criterion was not met and we concluded that we had just one operating segment.

In our assessment of the third criterion, as of December 31, 2010, the CODM only reviewed revenue information.

As neither the Company’s business units nor other components of the Company below the consolidated level met all the criteria under ASC 280-10-50-1, the Company concluded that it had one operating segment and one reportable segment as of December 31, 2010.

March 31, 2011 and Future Filings

As explained above, beginning with the March 2011 quarter, the CODM will begin to review a measure of profitability for the business units; therefore, the Company has concluded that its three business units are operating segments. Accordingly, the Company will provide revenue and operating income information for each segment. In the disclosure in the March 2011 Form 10-Q the Company will clearly identify its operating segments, which are the same as the reportable segments. We do not identify assets by segment, thus such information will not be reported.

Goodwill Assessment as of September 30, 2010

Based on the discussion above, the Company did not have multiple operating segments at September 30, 2010. However, in evaluating the guidance in ASC 350, the SurModics Pharma business was determined to be a reporting unit of our one operating segment for which we recognized a goodwill impairment charge of $13.8 million.

As requested in the Staff’s comment letter, the Company makes the acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this letter, or if you require additional information, please contact me by telephone at (952) 500-7015 or by fax at (952) 500-7021.

Very truly yours, SurModics, Inc.
/s/ Philip D. Ankeny
Philip D. Ankeny
Senior Vice President and Chief Financial Officer

cc:	Gary R. Maharaj, SurModics, Inc. Bryan K. Phillips, SurModics, Inc. Mark A. Lehman, SurModics, Inc. Adam Krasnoff, Deloitte & Touche, LLP Douglas Long, Faegre & Benson LLP